SEC MAIL PROCESSING Received
MAR 01 2018
WASH, D.C.

PMS

SI 18006620

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Advisory Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Bond Street, Suite 400
(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill CFO/COO (410)-537-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 East Pratt Street, Suite 1900	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/COO

Title

Notary Public

EUNICE JUNG KIM
Notary Public-Maryland
Howard County
My Commission Expires
June 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN ADVISORY SECURITIES, LLC

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Brown Advisory Group Holdings, LLC and Member of Brown Advisory Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Advisory Securities, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under SEC Rule 15c3-1 ("Schedule I") is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Baltimore, MD
February 28, 2018

We have served as the Company's auditor since 2016.

BROWN ADVISORY SECURITIES, LLC

Statement of Financial Condition

Year ended December 31, 2017

(In thousands)

		2017
Assets		
Cash and cash equivalents	$	2,931
Receivable from clearing organization		499
Prepaid expenses and other assets		328
Investment securities at fair value, cost of $169 in 2017		167
Deposits with clearing organization		55
Total assets	$	3,980
Liabilities and Member's Equity		
Accrued compensation	$	211
Payable to clearing organization		96
Payable to affiliates		694
Accrued expenses and other payables		339
Total liabilities		1,340
Commitments and contingencies (Note 10)		
Member's equity		2,640
Total liabilities and member's equity	$	3,980

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Operations

Year ended December 31, 2017

(In thousands)

		2017
Revenues:		
Asset based fees	$	13,634
Commissions		1,437
Interest		340
Investment income, including unrealized gains of $4 in 2017		10
Other		9
Total revenues		15,430
Operating expenses:		
Employee compensation and benefits		7,675
Service bureau		589
Professional services		277
Data/news services		157
Occupancy and equipment		106
Other		881
Total expenses		9,685
Net income	$	5,745

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2017

(In thousands)

		Capital contributions	Cumulative surplus	Total member's equity
Balance at December 31, 2016		559	5,336	5,895
Net income		—	5,745	5,745
Dividend to member		—	(9,000)	(9,000)
Balance at December 31, 2017	$	559	2,081	2,640

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

		2017
Cash flows from operating activities:		
Net income	$	5,745
Adjustments to reconcile net income to net cash used in operating activities:		
Change in unrealized gains on investments		(4)
Stock-based compensation and compensation amortization		172
Changes in operating assets and liabilities:		
Receivable from/payable to clearing organization		40
Prepaid expenses and other assets		(65)
Accrued compensation		(10)
Due to affiliates		2
Accrued expenses and other payables		129
Net cash provided by operating activities		6,009
Cash flows used by financing activity:		
Dividend to member		(9,000)
Net decrease in cash and cash equivalents		(2,991)
Cash and cash equivalents at beginning of year		5,922
Cash and cash equivalents at end of year	$	2,931

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC). The Company's sole member is Brown Advisory Management, LLC (BAM). The managing member of BAM is Brown Advisory Incorporated (BAI). Effective, January 1, 2016, BAI became wholly owned by a new holding company, Brown Advisory Group Holdings, LLC (BAGH), thus making BAGH the ultimate parent of the Company. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Asset Based Fees

Asset based fees consist of referral fees and client account fees. Referral fees are generally based on the period-end fair value of the assets under management and are determined in arrears on a quarterly basis. Client account fees are generally based on the prior period-end fair value of the assets under management and are determined in advance on a quarterly basis.

(b) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis. Commission revenues are based on the volume and type of securities traded. Related expenses include, but are not limited to, commissions paid to brokers and clearance/supervision fees charged by Wells Fargo Clearing Services.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

(d) Income Taxes

BAM, a multi-member LLC, is treated as a partnership for tax purposes and is the sole member of the Company. As a partnership, BAM is not subject to federal or state income taxes since such taxes are the responsibility of the BAM members. The Company is treated as a disregarded entity for tax purposes and is included in the partnership federal and state returns filed by BAM.

(e) Investments

Investment securities are classified as trading. Trading securities are those securities which are purchased and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Fair values are generally based on quoted market prices. If quoted market prices

are not available, fair values are determined based on other relevant factors, including quoted market prices of similar securities. Unrealized gains and losses on trading securities are included in results of operations. Dividends and interest income are recognized when earned.

(f) Equity Unit-Based Compensation

The cost of employee services received in exchange for equity compensation is measured based on the grant-date fair value of the employee equity unit options. Equity units are issued by BAGH to employees of the Company. Equity unit-based compensation costs are allocated to the Company by BAGH and settled in cash monthly through intercompany transactions, which amounted to $49,000 for the year ended December 31, 2017. These costs are classified in *Employee compensation and benefits* on the Statement of Operations.

(g) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 4).

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates and could have a material impact to the financial statements.

(i) New Accounting Pronouncement

In March 2016, the FASB updated the guidance on stock-based compensation accounting. The updated guidance simplifies several aspects of accounting for stock-based compensation including the income tax consequences, classification criteria for awards as either equity or liabilities, and classification of related amounts in Statement of Cash Flows. The Company has adopted this guidance upon its effective date of January 1, 2017.

(3) Investment

Investment security at fair value of $167,000 as of December 31, 2017 consisted of a related mutual fund.

(4) Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical

assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs are unobservable inputs for the asset or liability.

Each financial instrument's level assignment within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement for that particular category.

The Company's investment is valued based on quoted market prices in an active market (Level 1 inputs). There were no transfers between levels related to the Company's investments in 2017.

(5) Deposits with Clearing Organization

Deposits with clearing organization of $55,000 at December 31, 2017 consisted primarily of money market funds.

(6) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,907,000 which was $1,657,000 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .70 to 1 as of December 31, 2017.

The Company is not required to file a Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

(7) Risks

The following is a description of the significant risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by another broker-dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealer represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents and investments, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for the year-ended December 31, 2017. The Company's investment is a mutual fund. The Company minimizes its concentration of credit risk on investments by ensuring that transactions are indirectly undertaken with a large number of counterparties and on a recognized exchange.

(c) Legal/Regulatory Risk

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional anticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(d) Market Risk

Market risk is a risk related to economic losses due to adverse changes in the fair value of a financial instrument. While market risk embodies several elements, including liquidity, basis risk, and price risk, The Company faces changes in the level of prices due to changes in (a) interest rates, (b) foreign exchange rates or (c) other factors that relate to market volatilities of the rate, index or price underlying the financial instrument. The Company earns revenue based on a percentage of the period-end fair value of the assets under management. The Company attempts to minimize the adverse impact of this risk through a varied offering of products and services.

(8) Related Party Transactions

Pursuant to intercompany services agreements (Service Agreements) with Brown Advisory, LLC (BALLC), a subsidiary of BAM, BALLC allocates to the Company certain operating expenses, including occupancy, communications and data processing, advertising, and employee compensation and benefits. In 2014, certain employees transitioned from the Company to BALLC under a dual employment agreement. As these individuals continue to support the Company's clients, a portion of their compensation and administrative expenses are allocated to the Company from BALLC pursuant to a Service Agreement. In 2017, $4,145,000 was allocated under this Service Agreement, respectively. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. The Company reimburses certain other affiliates for disbursements made on its behalf and for employee compensation costs related to certain compensation plans, including stock-based compensation plans. In addition, as compensation for referring clients, the Company is allocated a portion of fees earned

(Continued)

by BALLC and Brown Investment Advisory & Trust Company, a subsidiary of BAI. Revenues from asset based fees included $492,000 in 2017, related to these revenue sharing arrangements. The Company had a payable to affiliates in the amount of $694,000 at December 31, 2017.

(9) Compensation Plans

The Board of Directors of BAI has approved the issuance of options to purchase BAGH common units and the issuance of units of common equity to certain key employees of the Company. BAGH made loans to the employees to fund the purchase of the common units and made loans to certain employees pursuant to promissory notes upon the employees joining the Company.

BAI has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by BAI was $123,000 in 2017.

Options to purchase equity units of BAGH have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility by taking the average of the stock volatilities of a selected peer group of public asset management companies.

No options were granted in 2017. The total intrinsic value of options exercised during the year ended December 31, 2017 was $1,262,000 and intrinsic value of options outstanding is $810,000.

Equity unit option activity during the period indicated is as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 2016	36,450	$42.45
Granted	—	—
Exercised	(19,550)	34.11
Cancelled/forfeited	—	—
Balance at December 31, 2017	16,900	$52.09
Exercisable at December 31, 2017	12,850	$43.05

The following information summarizes unvested options under the Company's equity incentive plans for the year ended December 31, 2017:

	Number of options	Weighted average exercise price
Unvested options at December 31, 2016	6,920	$ 31.19
Granted	—	—
Vested	(2,870)	27.75
Cancelled/forfeited	—	—
Unvested options at December 31, 2017	4,050	$ 33.63

The weighted average remaining contractual term of options outstanding and options currently exercisable is 3.79 years.

The total compensation cost for options recognized was $46,000 in 2017. At December 31, 2017, there was $47,000 of total unrecognized compensation cost related to non-vested option awards. That cost is expected to be recognized over a weighted average period of 1.37 years.

(10) Commitments and Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operations.

(11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2018, the date at which the financial statements were available to be issued, and determined there no other items to disclose.

(Continued)

Schedule I

BROWN ADVISORY SECURITIES, LLC

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2017

(In thousands)

Aggregate indebtedness	$	1,340
Net capital:		
Total member's equity	$	2,640
Deductions/charges:		
Nonallowable assets:		
Receivable from clearing company		(356)
Prepaid expenses and other assets, and other receivables		(328)
Other deductions:		
Haircuts		(49)
Net capital		1,907
Minimum required net capital (the greater of $250,000 or 6.67% of aggregate indebtedness)		250
Excess net capital	$	1,657
Ratio of aggregate indebtedness to net capital	or	.70 to 1

See accompanying independent registered public accounting firm report.

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus filing on January 25, 2018

See accompanying notes to financial statements.

pwc

Report of Independent Registered Public Accounting Firm

To Management of Brown Advisory Securities, LLC

We have reviewed Brown Advisory Securities, LLC's (the "Company") assertions, included in the accompanying Brown Advisory Securities, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 28, 2018

Brown Advisory Securities, LLC's Exemption Report

Brown Advisory Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David M. Churchill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

D.M. Churchill

CFO/COO
February 28, 2018

BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Report of Independent Registered Public Accounting Firm
on Exemption Report Required by SEC Rule 17a-5)

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

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Report of Independent Accountants

To Management of Brown Advisory Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brown Advisory Securities, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Brown Advisory Securities, LLC for the year ended December 31, 2017, solely to assist the specified parties in evaluating Brown Advisory Securities, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Brown Advisory Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated August 1, 2017 in the amount of $9,896 was compared to the wire confirmation 20170801L3LF151C002021 drawn from the US Bank account number: 9880990 and payable to the order of Citibank New York, noting no differences.

    b. Payment dated February 21, 2018 in the amount of $10,291 was compared to the wire confirmation 20180222I1Q73AGC000614 drawn from the US Bank account number: 9880990 and payable to the order of Citibank New York, noting no differences.

2. Compared the Total revenues amount reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2017 to the "Total revenue" amount of $15,429,712 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions of item 2c line 1, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures

pwc

products" of $1,248,813 to the sum of general ledger accounts 47020 and 47021 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

b. Compared deductions of item 2c line 3, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $554,142 to the general ledger account 59922 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

c. Compared deduction of item 2c line 5, "Net gain from securities in investment accounts" of $9,091 to the sum of general ledger accounts 75532 and 75535 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

d. Compared deduction of item 2c line 7, "Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Securities Exchange Act of 1934)" of $23,504 to the general ledger account 53881 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

e. Compared deduction of item 2c line 9(ii), "40% of margin interest earned on customers securities accounts" (40% of FOCUS line 5, code 3960) of $135,940 as 40% of the sum of general ledger accounts 75533 and 79640 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

f. Compared the balances between the "Total interest and dividend expense but not in excess of total interest and dividend income" on item 2c line 9(i) and "40% of margin interest earned on customers securities accounts" on item 2c line 9(ii), and determined the greater of line (i) and line (ii) for the deduction from total revenue in line 2a to be line (ii) of $135,940, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated deduction on item 2c line 9(ii), "40% of margin interest earned on customers securities accounts" of $135,940 as 40% of the sum of general ledger accounts 75533 and 79640 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

b. Recalculated "Total deductions" of $1,971,490 on page 2 of Form SIPC-7 as the sum of item 2c lines (1), (3), (5), and (7), noting no differences.

c. Recalculated "SIPC Net Operating Revenues" of $13,458,222 on page 2, item 2d as the sum of "Total Revenue" of $15,429,712 from item 2a and "Total additions" of $0 on page 2 less "Total deductions" of $1,971,490 on page 2, noting no differences.

d. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015" on page 2, line 2e of $13,458,222 and $20,187, respectively of the Form SIPC-7, noting no differences.

e. Recalculated the mathematical accuracy of the "Total assessment balance and interest due (or overpayment carried forward)" of $10,291 on page 1, line 2F of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Brown Advisory Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, MD
February 28, 2018

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Report of Independent Accountants

To Management of Brown Advisory Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brown Advisory Securities, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Brown Advisory Securities, LLC for the year ended December 31, 2017, solely to assist the specified parties in evaluating Brown Advisory Securities, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Brown Advisory Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Payment dated August 1, 2017 in the amount of $9,896 was compared to the wire confirmation 20170801L3LF151C002021 drawn from the US Bank account number: 9880990 and payable to the order of Citibank New York, noting no differences.

   b. Payment dated February 21, 2018 in the amount of $10,291 was compared to the wire confirmation 20180222I1Q73AGC000614 drawn from the US Bank account number: 9880990 and payable to the order of Citibank New York, noting no differences.

2. Compared the Total revenues amount reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2017 to the "Total revenue" amount of $15,429,712 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions of item 2c line 1, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures

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products" of $1,248,813 to the sum of general ledger accounts 47020 and 47021 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

b. Compared deductions of item 2c line 3, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $554,142 to the general ledger account 59922 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

c. Compared deduction of item 2c line 5, "Net gain from securities in investment accounts" of $9,091 to the sum of general ledger accounts 75532 and 75535 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

d. Compared deduction of item 2c line 7, "Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Securities Exchange Act of 1934)" of $23,504 to the general ledger account 53881 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

e. Compared deduction of item 2c line 9(ii), "40% of margin interest earned on customers securities accounts" (40% of FOCUS line 5, code 3960) of $135,940 as 40% of the sum of general ledger accounts 75533 and 79640 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

f. Compared the balances between the "Total interest and dividend expense but not in excess of total interest and dividend income" on item 2c line 9(i) and "40% of margin interest earned on customers securities accounts" on item 2c line 9(ii), and determined the greater of line (i) and line (ii) for the deduction from total revenue in line 2a to be line (ii) of $135,940, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated deduction on item 2c line 9(ii), "40% of margin interest earned on customers securities accounts" of $135,940 as 40% of the sum of general ledger accounts 75533 and 79640 from the December 31, 2017 trial balance used to prepare the audited Form X-17A-5, noting no differences.

b. Recalculated "Total deductions" of $1,971,490 on page 2 of Form SIPC-7 as the sum of item 2c lines (1), (3), (5), and (7), noting no differences.

c. Recalculated "SIPC Net Operating Revenues" of $13,458,222 on page 2, item 2d as the sum of "Total Revenue" of $15,429,712 from item 2a and "Total additions" of $0 on page 2 less "Total deductions" of $1,971,490 on page 2, noting no differences.

d. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015" on page 2, line 2e of $13,458,222 and $20,187, respectively of the Form SIPC-7, noting no differences.

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e. Recalculated the mathematical accuracy of the "Total assessment balance and interest due (or overpayment carried forward)" of $10,291 on page 1, line 2F of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Brown Advisory Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, MD
February 28, 2018